WisdomTree Trust

250 West 34th Street, 3rd Floor

New York, NY 10119

August 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-132380 and 811-21864)

Filing Pursuant to Rule 485(a)

Ladies and Gentlemen:

WisdomTree Trust (the “Trust”) is hereby filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 875 (“PEA No. 875”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No.875 is to reflect material updates, including changes to the name, investment objective and principal investment strategies, for the WisdomTree CBOE S&P 500 PutWrite Strategy Fund.

Please feel free to contact me at 917-267-3855 with any questions or comments.

Sincerely,

/s/Joanne Antico
Joanne Antico
Secretary